UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on May 28, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

We hereby inform you that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM S.A. or SQM or the Company), who met in an Ordinary Board Meeting on May 28 of this year, unanimously agreed to approve the “General Policy for Habitual-Ordinary Operations of SQM S.A.’s lines of business” as referred to in Article 147 paragraph two letter b) of Chilean Law N° 18,046 and shall enter into force as of this same date. That is:

“General Policy for Habitual-Ordinary Operations

Of SQM S.A.’s Lines of Business”

SQM’s habitual operations include –i- the supply operations of raw materials, sub-products and products, and the purchase/sales operations of mining concessions for exploration and exploitation, whether in process or constituted, of groundwater exploration rights and surface water and groundwater use rights, whether in process or constituted, that the company performs with its subsidiary and affiliated companies –ii- the operations of contracting and provision of all types of services performed with its subsidiary and affiliated companies –iii- the operations of leasing- or of other operations that don’t transfer ownership - of properties, of mining concessions, and of water rights carried out with its subsidiary and affiliated companies –iv- the operations it performs through companies which are “related parties” to the Company –vi- the operations of contracting maritime shipments performed with companies which are “related parties” to the Company, and –vii- the finance operations that the Company performs with its subsidiary and affiliated companies and which, under any name, it implements to manage its assets, liabilities, and financial resources.”

Moreover, we hereby inform you that the Company Directors also unanimously agreed, in said same Meeting, and among other aspects, to annul, as of this same day, the previous “General Policy for Habitual-Ordinary Operations of SQM S.A.’s lines of business” which the Board of Directors of SQM approved in its Meeting held on May 24, 2011.

We hereby notify the above as an Essential Fact and pursuant to that provided in Articles 9 and 10, second paragraph of Chilean Law N° 18,045, and, also, in accordance with that provided in Article 147, paragraph two, letter b) of Chilean Law N° 18,046 and in the General Rule N° 30 and in the Bulletin N° 560 of the Securities and Insurance Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: May 31, 2013.